JPMorgan Double Short Treasury ETNs report

The table below summarizes certain data related to the JPMorgan Double Short US Long Bond Treasury Futures ETN and the JPMorgan Double Short US 10 Year Treasury Futures ETN (the "Notes" or the "ETNs").

The column labeled "Reset Exposure Amount" will be populated if the next trading day is a Reset Date and will reflect the Reset Exposure Amount that will be in effect at the close of trading on the next trading day.

Product Name	CUSIP	Ticker	Date	Number of Notes ('000s')	Closing Note Value	Current Exposure Amount	Is the next trading day a Reset Date ("YES" or "NO")?	Reset Exposure Amount for next Reset Date
JPMorgan Double Short US Long Bond Treasury Futures ETN due September 30, 2025	46634X864	**DSTJ**	11/23/2010	200	**$53.986**	107.12	NO	
JPMorgan Double Short US 10 Year Treasury Futures ETN due September 30, 2025	46634X823	**DSXJ**	11/23/2010	100	**$50.793**	99.16	NO	

The ETNs are senior unsecured obligations of JPMorganChase & Co. and accordingly, are exposed to the credit risk of JPMorgan Chase & Co.

Definitions:

"Number of Notes" means the total number of Notes, shown in thousands, that have been issued, including those held by JPMorgan Chase & Co or one of its affiliates.

"Closing Note Value" means the closing value of the ETNs as of the date of this report, as more fully described in the relevant Pricing Supplement.

"Current Exposure Amount" means the current dollar exposure of the ETNs to the Index, provided as a positive number, as of the date of this report, as more fully described in the relevant Pricing Supplement.

"Reset Exposure Amount" means the new dollar exposure, provided as a positive number, the ETN will have to the Index at the close of a Reset Date as more fully described in the relevant Pricing Supplement. The column labeled "Reset Exposure Amount" will be populated if the next trading day is a Reset Date and will reflect the Reset Exposure Amount that will be in effect at the close of trading on the next trading day

You should read the most recent pricing supplement related to the DSXJ dated October 4, 2010 and the DSTJ dated November 19, 2010 before you make an investment. You may access these pricing supplements on the SEC website at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/19617/000089109210004301/e40346_424b2.pdf
http://www.sec.gov/Archives/edgar/data/19617/000089109210005255/e40955_424b2.pdf

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.

Free Writing Prospectus Related to Registration Statement No. 333-155535
To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting legal, regulatory or tax advice. Investors should consult their own advisors on these matters.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the ETNs are uncertain.

11/23/2010